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                          June 16, 2020

       Harold S. Edwards
       President and Chief Executive Officer
       Limoneira Company
       1141 Cummings Road
       Santa Paula, California 93060

                                                        Re: Limoneira Company
                                                            Registration
Statement on Form S-3
                                                            Filed June 10, 2020
                                                            File No. 333-239061

       Dear Mr. Edwards:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Tim
Buchmiller at (202) 551-3635 with any questions.




                          Sincerely,


                          Division of Corporation Finance

                          Office of Life Sciences
       cc:                                              Stephen C. Mahon, Esq.